October 9, 2007

Mr. Mark P. Shuman, Branch Chief – Legal
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

RE:      SoftNet Technology Corp. (the “Company”)
           Preliminary Information Statement on Schedule 14C filed September 12, 2007

Dear Mr. Shuman:

Thank you for the comments in your letter dated September 21, 2007 (the “Comment Letter”) regarding our Preliminary Schedule 14C.  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Preliminary Information Statement on Schedule 14C

General

1.       We have revised our Beneficial Ownership Table to no longer include Class A common stock we expect to be issuable upon conversion of the unauthorized and undesignated Series A preferred stock.

2.       With regards to the manner in which we sought the consent of the necessary percentage of outstanding shares to approve the actions described in the Preliminary Schedule 14C, only four shareholders, including our officers and directors, were contacted.  Messrs. Booth and Holt, both officers and directors of the Company each gave their consent to the actions.  Additionally, James Farinella and David Facciani, the founders of the Company, former directors and officers, and sole holders of our Class B common stock were contacted by telephone by Mr. Booth and each gave their written consent to the actions.

          With regards to the manner in which we tabulated the number of shares consenting to the corporate actions described in the Preliminary Schedule 14C, our current Articles of

Incorporation state that the holders of Class B common stock are each entitled to 200 votes per share of Class B common stock held.  Mr. Farinella voted 10,753,193 shares of Class A common stock and 300,000 shares of Class B common stock which carried 60,000,000 votes.  Thus, we received a total of 70,753,193 votes from Mr. Farinella.  Mr. Facciani voted 8,700,000 shares of Class A common stock and 1,900,000 shares of Class B common stock which carried 380,000,000 votes.  Thus, we received a total of 388,700,000 votes from Mr. Facciani.  Finally, Mr. Booth voted his 500,000 shares of Class A common stock and Mr. Holt voted his 17,041,089 shares of Class A common stock.  Thus, we have a total of 364,527,108 shares of Class A common stock issued and outstanding and received a total of 476,994,282 votes approving the actions described in the Preliminary Schedule 14C.

Amendments to Articles of incorporation Authorizing Preferred Stock, page 7

3.       We have deleted our statement “there are no agreements or specific plans with respect to the newly authorized shares of preferred stock” and included a materially complete description of our plans regarding the proposed Series A Preferred stock, including the conversion rate into Class A common stock and voting rights as follow:

“Subject to the effectiveness of the filing with the Nevada Secretary of State of an amendment to our Articles of Incorporation, our Board of Directors plans to designate 5,000,000 shares of preferred stock as Series A preferred stock to be issuable to our directors, officers, and other key employees.  The Series A preferred stock will have a conversion rate of 50 shares of Class A common stock (the “Common Stock”) for each one share of Series A preferred stock, which shall conditionally vest, and voting rights of 200 votes for each one share of Series A preferred stock.  The vesting of the conversion rights of the Series A preferred stock is that holders of the Series A preferred stock shall be permitted to, but are not required to, convert, pro rata, up to: (a) 50% of the Series A preferred stock held by such holder at such time as our actual gross annual revenue run rate, based on three consecutive months of results, reaches $10,000,000; (b) an additional 25% of the Series A preferred stock held by such holder at such time as our actual gross annual revenue run rate, based on three consecutive months of results, reaches $15,000,000; (c) an additional 12.5% of the Series A preferred stock held by such holder at such time as our actual gross annual revenue run rate, based on three consecutive months of results, reaches $17,5000,000; and (d) an additional 12.5% of the Series A preferred stock held by such holder at such time as our actual gross annual revenue run rate, based on three consecutive months of results, reaches $20,000,000.  Additionally, vesting of the conversion rights of the Series A preferred stock shall occur immediately upon any change in management or control of the company, including any change as the result of any sale, merger, or restructuring.”

4.       The Company hereby acknowledges the following:

  The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company;
  The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary information statement materials do not foreclose the Commission from taking any action with respect to the filing; and

  The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your continued review of this Preliminary Schedule 14C.  Marked copies of Preliminary Schedule 14C are enclosed herewith for your convenience.  Please advise if you have any further comments.

Very truly yours,

SoftNet Technology Corp.

 /s/ Jim Booth
By: Jim Booth
Its: President and Chief Executive Officer